Commission File Number 001-31914

Exhibit 99.2

ANNOUNCEMENT

CONNECTED TRANSACTION

PROPOSED CAPITAL INJECTION TO P&C COMPANY

The Board wishes to announce that the Company proposes to enter into the Capital Injection Contract with CLIC and P&C Company whereby the Company and CLIC will inject further capital into P&C Company. Upon completion of the Proposed Capital Injection, P&C Company will continue to be held as to 60% and 40% by CLIC and the Company, respectively.

The Company currently holds 40% of the issued share capital of P&C Company. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 60% of the issued share capital of P&C Company, under Rule 14A.11(4) of the Listing Rules, P&C Company also constitutes a connected person of the Company. As such, the Proposed Capital Injection by the Company under the Capital Injection Contract constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transaction contemplated under the Capital Injection Contract are more than 0.1% but less than 5%, the Proposed Capital Injection by the Company is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that the aggregated amount of transactions between the Company on the one part and CLIC and its subsidiaries on the other part for the past 12 consecutive months is more than RMB30 million and represents more than 5% of the latest audited net asset of the Company, the Proposed Capital Injection is subject to approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules. As such, the Company will enter into the Capital Injection Contract with CLIC and P&C Company after having obtained approval from its shareholders at the general meeting. The Company will dispatch a circular in respect of the Proposed Capital Injection to its shareholders in accordance with the SSE Listing Rules.

Commission File Number 001-31914

BACKGROUND

The Board wishes to announce that the Company proposes to enter into the Capital Injection Contract with CLIC and P&C Company whereby the Company and CLIC will inject further capital into P&C Company. Upon completion of the Proposed Capital Injection, P&C Company will continue to be held as to 60% and 40% by CLIC and the Company, respectively.

Given that the aggregated amount of transactions between the Company on the one part and CLIC and its subsidiaries on the other part for the past 12 consecutive months is more than RMB30 million and represents more than 5% of the latest audited net asset of the Company, the Proposed Capital Injection is subject to approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules. As such, the Company will enter into the Capital Injection Contract with CLIC and P&C Company after having obtained approval from its shareholders at the general meeting. The Company will dispatch a circular in respect of the Proposed Capital Injection to its shareholders in accordance with the SSE Listing Rules.

CAPITAL INJECTION CONTRACT

Parties

The Company

CLIC

P&C Company

Proposed Capital Injection

The Company and CLIC will inject further capital into P&C Company. The total amount of capital to be injected by the Company and CLIC into P&C Company is RMB2.8 billion and RMB4.2 billion by the subscription of 2.8 billion shares and 4.2 billion shares at RMB1.00 per share, respectively.

The registered capital of P&C Company is currently RMB8 billion, held as to 40% by the Company and 60% by CLIC. Following the completion of the Proposed Capital Injection, the registered capital of P&C Company will be increased to RMB15 billion and will continue to be held as to 40% by the Company and 60% by CLIC. The total amount to be injected on a pro rata basis by the Company and CLIC respectively is determined after arm’s length negotiations between the parties, based on the parties’ reasonable assessment of the future performance of P&C Company, taking into account various factors including the quality of assets of P&C Company, its growth potential, the market conditions and the potential synergy between the parties.

Payment

The Company shall fulfill its payment obligation in full by cash. The cash payment will be financed by the Company’s internal resources. The Company shall make its payment in a lump sum upon receipt of a written payment notice from P&C Company.

Commission File Number 001-31914

Conditions of the Proposed Capital Injection

The Proposed Capital Injection is conditional upon the following:

(i)	each of the Company, CLIC and P&C Company having complied with its internal approval procedures necessary for the performance of the Capital Injection Contract pursuant to applicable laws and regulations, regulatory rules of its listed jurisdictions and its articles of association;

(ii)	as of the date of obtaining all approvals required for the Proposed Capital Injection, there being no laws, injunctions or resolutions prohibiting the Proposed Capital Injection; and after the Capital Injection Contract takes effect, there being no effective laws, regulations or other rulings enacted or passed prohibiting the Proposed Capital Injection; and

(iii)	as of the date of obtaining all approvals required for the Proposed Capital Injection, there being no material breaches by any party of the Capital Injection Contract.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

P&C Company was incorporated in Beijing as a joint stock company with limited liability on 30 December 2006. Based on the audited financial statements of P&C Company, which were prepared under PRC GAAP, its profit for each of the two years ended 31 December 2013 is as follows:

	For the year ended	For the year ended
	31/12/2012	31/12/2013
	(RMB in million)	(RMB in million)
Profit before taxation and extraordinary items	431	687
Profit after taxation and extraordinary items	375	535

The audited net asset of P&C Company, based on PRC GAAP, as at 31 December 2013 is approximately RMB8.2 billion.

Commission File Number 001-31914

The Company has recognized its investment in P&C Company in the Group’s financial statements under the heading of “Investments in associates” and will continue to do so after the completion of the Proposed Capital Injection.

REASONS FOR AND BENEFITS OF THE PROPOSED CAPITAL INJECTION

The Company believes that the Proposed Capital Injection will enable the Company to benefit from the rapidly growing non-life insurance market, to fully utilize the potential of its existing sales channels and to achieve effective deployment of the Company’s existing resources. Furthermore, the Proposed Capital Injection will enable the Company to enhance its competitiveness in the insurance market, diversify its business operations and expand its profit drivers, which are in line with the long-term development strategy of the Company.

The Directors (including the Independent Non-executive Directors) are of the view that the terms of the Proposed Capital Injection are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole. As Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wan Feng and Mr. Wang Sidong hold positions in CLIC and/or P&C Company, they have abstained from voting on the resolution in respect of the Proposed Capital Injection at the meeting of the Board.

LISTING RULES IMPLICATIONS

The Company currently holds 40% of the issued share capital of P&C Company. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 60% of the issued share capital of P&C Company, under Rule 14A.11(4) of the Listing Rules, P&C Company also constitutes a connected person of the Company. As such, the Proposed Capital Injection by the Company under the Capital Injection Contract constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transaction contemplated under the Capital Injection Contract are more than 0.1% but less than 5%, the Proposed Capital Injection by the Company is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“Capital Injection Contract”	the capital injection contract to be entered into among the Company, CLIC and P&C Company in respect of the Proposed Capital Injection

“CIRC”	China Insurance Regulatory Commission

Commission File Number 001-31914

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“Proposed Capital Injection”	the proposed capital injection by the Company and CLIC into P&C Company by the subscription of 2.8 billion shares and 4.2 billion shares at RMB1.00 per share, respectively

“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 25 March 2014

As at the date of this announcement, the Board comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non- executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.